

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2014

<u>Via E-mail</u>
Steven Berns
Executive Vice President and Chief Financial Officer
Tribune Media Company
220 East 42nd Street, 10th Floor
New York, New York 10017

> **Re: Tribune Media Company**
> **Registration Statement on Form 10-12(b)**
> **Filed September 22, 2014**
> **File No. 001-08572**

Dear Mr. Berns:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 4</u>

1.   Please revise to discuss briefly the causes, facts and circumstances that led the company's decision in 2008 to file for protection under Chapter 11, including discussion of why the company remained in bankruptcy for four years.

<u>Organizational Structure and History, page 4</u>

2.   Please consider adding chart disclosure to enhance an understanding of your organizational structure.

Customers and Contracts, page 18

3.   We note that you have not filed your network affiliation agreements as exhibits under Item 601(b)(10) or Regulation S-K. Please advise or revise.

Risk Factors, page 22

We could be faced with additional tax liabilities, page 26

4.   Please revise your risk factor heading to briefly indicate the extent of the tax liabilities you discuss within the body of the risk factor.

Following the Publishing Spin-Off, certain members of management, directors, and stockholders may now face actual or potential conflicts of interest., page 43

5.   Please revise to indicate if there is any mechanism in place to address actual or perceived conflicts of interest.

Item 15. Financial Statements and Exhibits

Note 7: Goodwill, Other Intangible Assets and Intangible Liabilities, page F-37

6.   Please include the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to ASC 350-30-50-2.

Report of Independent Registered Accounting Firm, page F-61

7.   Please ask your auditor to include the city and state on their report.

Notes to Consolidated Financial Statements

Note 8- Investments, page F-104

8.   We note that you have filed the financial statements of Television Food Network G.P. as a significant investee pursuant to Rule 3-09 of Regulation S-X. However it appears to us that your investments in CareerBuilder and CV might be significant as defined by Rule 1-02(w) of Regulation S-X. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for CareerBuilder, CV and other significant investees. In your response, please provide us with your calculations for all periods presented.

9.   Please revise to file your Plan of Reorganization as an exhibit to your filing. Please refer to Item 601 of Regulation S-K.

10.   We note that you have filed the several ongoing agreements with Tribune Publishing Company as exhibits to your registration statement, but we are unable to locate corresponding disclosure of the material terms of these agreements within the body of your registration statement. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Peter J. Loughran, Esq.
        Nicholas Pellecani, Esq.
        Debevoise & Plimpton LLP